May 8, 2009

Via U.S. Mail and Facsimile (651-236-5800)

Michele Volpi
President and Chief Executive Officer
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

> **Re:** **H.B. Fuller Company**
> **Form 10-K for the Fiscal Year Ended November 29, 2008**
> **Filed January 28, 2009**
> **File No. 1-09225**
> **Response Letter Dated April 28, 2009**

Dear Mr. Volpi:

We refer you to our comment letter dated March 31, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance